UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒      Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐         Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from            to

Commission file number 1-33981

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Analysts International Corporation Savings and Investment Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Analysts International Corporation

7700 France Ave S

Minneapolis, MN 55435

(952) 835-5900

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements — Years Ended December 31, 2012 and December 31, 2011:

Statements of Net Assets Available for Plan Benefits	4

Statements of Changes in Net Assets Available for Plan Benefits	5

Notes to Financial Statements	6-11

Supplemental Schedule Furnished Pursuant to the Requirements of Form 5500:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	12

NOTE:        All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures	13

Exhibit Index	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Trustees and Participants of

Analysts International Corporation Savings and Investment Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Analysts International Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
May 24, 2013

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2012	2011

Cash — pending account	$349	$—

Participant directed investments, stated at fair value (See Note F)	46,321,886	43,382,840

Notes receivable from participants (See Note A)	158,161	170,062

Operating payable	—	(5,550)

Net assets available for plan benefits at fair value	46,480,396	43,547,352

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(145,333)	(186,185)

Net assets available for plan benefits	$46,335,063	$43,361,167

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2012	2011

Net assets available for plan benefits, beginning of year	$43,361,167	$48,601,486

Additions:
Contributions by participants	2,167,270	1,969,067

Total contributions	2,167,270	1,969,067

Investment income:
Net appreciation (depreciation) in market value of investments	4,912,546	(1,437,889)
Dividends	758,067	480,762

Net investment income (loss)	5,670,613	(957,127)
Total additions	7,837,883	1,011,940

Deductions:
Distributions to participants	4,676,602	6,066,962
Third-party, trustee and other fees	186,799	184,785
Loan fees	586	512

Total deductions	4,863,987	6,252,259

Increase (decrease) in net assets	2,973,896	(5,240,319)

Net assets available for plan benefits, end of year	$46,335,063	$43,361,167

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011

A. Description of the Plan

The following description of the Analysts International Corporation (“AIC” or the “Company”) Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan which became effective July 1, 1985 under Section 401(k) of the Internal Revenue Code for the purpose of providing retirement and other benefits to eligible participants. An employee of the Company becomes eligible for the Plan upon commencement of active service. The Plan is administered by the Plan Administrator, which is the Company’s President and Chief Executive Officer and its Senior Vice President, Chief Financial Officer, acting together. Wells Fargo Bank, National Association (“Wells Fargo”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — The Plan is funded primarily by employee contributions. Effective January 1, 2012, the Plan was amended to provide participants the ability to designate all or part of their elective contribution as a Roth contribution. All Roth contributions are made on an after tax-basis. Each year, eligible employees may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis from 1% to 50% of their gross annual wages subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Highly compensated employees’ contributions are limited based on discrimination testing performed. Currently, highly compensated employees can only contribute up to 16% of their gross annual wages. In addition, the Plan allows rollover contributions from certain qualified retirement plans.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nineteen investment options for participants through a combination of mutual funds, common and collective trust funds and AIC common stock. The fund choices include:

Mutual Funds:
American Beacon Large Cap Value Fund
American Funds Capital World Growth & Income
American Funds EuroPacific Growth Fund
American Funds Growth Fund of America
American Funds High Income Trust
Columbia Small Cap Value Fund I
Goldman Sachs Mid Cap Value Fund
PIMCO Total Return Fund
Prudential Jennison Mid Cap Growth Q
Prudential Jennison Small Company Q
T Rowe Price Ret 2010 Fund
T Rowe Price Ret 2020 Fund
T Rowe Price Ret 2030 Fund
T Rowe Price Ret 2040 Fund
T Rowe Price Ret 2050 Fund
T Rowe Price Ret Income Fund

Common/Collective Trust Funds:
Wells Fargo Equity Index Trust
Wells Fargo Stable Return Fund

Common Stock:
Analysts International Corporation Common Stock

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contributions, investment earnings and losses and any forfeitures to the extent that they are not utilized to reduce the funding of the Company’s matching contribution.

Employer Matching Contributions — Prior to September 30, 2009, the Plan provided for employer matching contributions where the employer would match 18% on the first 15% of employee’s pre-tax contributions, provided the employee had been employed by the employer for one year or more and was not a highly compensated employee as defined by federal tax laws. Beginning February 1, 2009, employer matching contributions were allocated according to the investment elections for the employee’s deferral contributions and as a result, all investments in the plan are now participant directed. Prior to February 1, 2009, the employer matching contributions were initially invested in the AIC Common Stock, but participants were able to reallocate the employer match among each of the nineteen investment options in the Plan. As of September 30, 2009, the Company suspended all employer matching contributions to the Plan.

Vesting — Participants vest immediately in their contributions and the actual earnings on their contributions. A participant’s interest in the employer matching contribution vest at a rate of 20% per year after one year of service with 100% vesting after five years. When a participant withdraws from the Plan, the non-vested portion of employer matching contributions is forfeited in compliance with federal regulations, and, prior to September 30, 2009, were used by the Company to reduce future matching contributions. Beginning on September 30, 2009, any non-vested portion of employer matching contributions to the accounts of participants who withdraw from the Plan during the year are now credited to the accounts of remaining participants that contributed to the Plan during the year.

Forfeited Accounts — At December 31, 2012 and 2011, forfeited non-vested balances totaled $7,024 and $40,461, respectively, and these amounts will be credited to the accounts of remaining participants that contributed to the Plan during the following year.

Participant Loans — Participant loans are made in compliance with federal regulations in effect at the time of the loan. Participants may borrow from their vested account balance on the date the loan is initiated at a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Only one loan may be outstanding to a borrower at any time. Effective January 1, 2012, the term of repayment of a loan other than a home loan must not be less than one year nor greater than five years. Prior to January 1, 2012, the maximum loan term was three years. The loans are secured by the balance in the participant’s account and bear interest at rates based on the current prime lending rate of Wells Fargo. The interest rate was 3.25% for loans outstanding as of December 31, 2012 and December 31, 2011. Loan principal and interest is repaid ratably through payroll deductions. Participant loans are valued at the unpaid principal balance plus accrued but unpaid interest. Participant loans outstanding amounted to $158,161 at December 31, 2012 and $170,062 at December 31, 2011 and are presented in the Statements of Net Assets Available for Plan Benefits as Notes receivable from participants.

Payment of Benefits — Distributions are made upon termination, death, disability, retirement and qualifying hardships. Upon termination of employment, participants may elect to receive a lump sum amount equal to the vested value of the participant’s account or continue to keep account balances within the Plan. Distributions will be automatically distributed in a lump sum to (a) beneficiaries, or (b) participants with a vested account balance of $1,000 or less after termination. Hardship withdrawals of the participants’ contributions are permitted by the Plan in accordance with the IRC. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2012.

Plan Termination — Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time, subject to provisions set forth in ERISA. If the Plan is terminated, no further contributions will be made and participants would become 100% vested in their entire account balance. The trustee will continue to hold the funds and make distributions as if the Plan had not terminated.

B. Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including U.S. government securities, mutual funds and corporate stock.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the participants’ accounts and statements of net assets available for plan benefits.

Accounting Pronouncements—In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC Topic 820”). ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. ASU No. 2011-04 was effective for reporting periods beginning after December 15, 2011. The Plan adopted the required provision of ASU No. 2011-04 on January 1, 2012. The adoption of ASU No. 2011-04 did not have a material impact on the Plan’s financial statements.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits. As of December 31, 2012 and 2011, there were no excess contributions payable.

Investment Valuation and Income Recognition —The Plan’s investments are stated at fair value, except for fully benefit-responsive contracts which are presented in the financial statements at contract value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis.

Dividends are recorded on the ex-dividend date. All security transactions are recorded on their trade date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the investment funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Wells Fargo Stable Return Fund (the “Fund”) is a collective trust fund that is a commingled pool of the Wells Fargo Stable Value Trust for Employee Benefit Plans.  The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund’s constant Net Asset Value of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2012, the contract value of the Fund is $5,010,448. The Fund does not have any significant restrictions on redemptions and allows participants to immediately redeem all or a portion of their investment at full contract value.  Most of the guaranteed investment contracts (“GIC”) contained in the Fund provide a fixed interest rate over the term to maturity, and therefore do not experience fluctuating crediting rates.  There are no unfunded commitments within the fund.  As of December 31, 2012, the Fund held one GIC that provides an adjustable rate of interest of 0.31% which is based on the three-month LIBOR.  The Fund cannot adjust the crediting interest rate on any security-backed contracts less than zero percent.

The Fund accounts for its investment contracts in accordance with FASB ASC Topic 946, Financial Services — Investment Companies (“ASC Topic 946”). ASC Topic 946 requires that certain investment companies report all investment contracts at fair value.  However, ASC Topic 946 allows for fully-benefit responsive contracts, as defined, to be adjusted from fair value to contract value and such adjustments are to be included in the calculation of an investment company’s net asset value.  The Plans investment contracts are fully benefit-responsive and accordingly, such investment contracts have been adjusted to contract value in the accompanying financial statements.

The Fund follows the guidance of FASB ASC Topic 820 which:

•            defines fair value as the exchange price that would be received for an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants on the measurement date;

•            establishes a three level hierarchy for fair value measurements based upon the observability of the inputs to the valuation of an asset or liability as of the measurement date;

•            requires that the use of observable inputs be maximized and the use of unobservable inputs be minimized; and

•            expands disclosures about instruments measured at fair value.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the fair value hierarchy are defined as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted market prices.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The type of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using observable inputs.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The type of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation.

At December 31, 2012, the Plan’s portfolio investments were classified as follows, based on fair values:

	Assets at Fair Value at December 31, 2012
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2012	(Level 1)	(Level 2)	(Level 3)

Plan Assets:
AIC Common Stock	$591,385	$591,385	$—	$—

Mutual Funds
Domestic Stock Funds	26,810,335	26,810,335	—	—
Fixed Income Funds (1) (2)	6,458,894	6,458,894	—	—
International Stock Funds	5,150,180	5,150,180	—	—
Total Mutual Funds	38,419,409	38,419,409	—	—

Domestic Trust Funds	2,155,311	—	2,155,311	—

Stable Return Funds	5,155,781	—	5,155,781	—

Total Plan Assets	$46,321,886	$39,010,794	$7,311,092	$—

(1)         Transferred from Level 2 to Level 1 as the price of the funds is now a quoted price in the active market. During the period ended December 31, 2012, the Fixed Income Funds were deunitized and the value of the funds are now the net asset value of the shares held by the Plan at year-end. The deunitization of the Fixed Income Funds changed the classification of the funds from common collective trust funds to mutual funds.

(2)         The Company’s policy is to recognize transfers in and transfers out as of the actual date of the event or change in circumstances that caused the transfer.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

For the period ended December 31, 2012, there were no transfers in or out of Level 1, 2, or 3, other than previously mentioned.

At December 31, 2011, the Plan’s portfolio investments were classified as follows, based on fair values:

	Assets at Fair Value at December 31, 2011
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)

Plan Assets:
AIC Common Stock	$1,138,962	$1,138,962	$—	$—
Mutual Funds
Domestic Stock Funds	24,156,777	24,156,777	—	—
International Stock Funds	4,711,473	4,711,473	—	—
Total Mutual Funds	28,868,250	28,868,250	—	—

Common Collective Trust Funds
Domestic Trust Funds	1,928,446	—	1,928,446	—
Fixed Income Trust Funds	5,611,619	—	5,611,619	—
Total Common Collective Trust Funds	7,540,065	—	7,540,065	—

Stable Return Funds	5,835,563	—	5,835,563	—

Total Plan Assets	$43,382,840	$30,007,212	$13,375,628	$—

For the period ended December 31, 2011, there were no transfers in or out of Level 1, 2 or 3.

Following is a description of the valuation methodologies used for investments measured at fair value at December 31, 2012 and 2011:

AIC common stock — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust funds — The value of the Domestic Trust Fund is based on a portfolio of equity securities which closely matches the makeup and weightings of the S&P 500 Index. The value of Fixed Income Trust Funds at December 31, 2011, which were unitized mutual funds, were based on the value of the underlying investment funds plus an adjustment for undistributed interest income. The Funds were immediately redeemable on a daily basis, with no notice period required or restrictions to the redemption. Additionally, there were no unfunded commitments within the funds.

C.  Trustee and Administration of the Plan

Wells Fargo has been designated as trustee and custodian. The Company has established a Savings and Investment Plan Committee for the general administration of the Plan. The trustee fees are paid by the Plan.

D.  Exempt Party-In-Interest Transactions

Certain Plan investments represent shares of investment funds managed by Wells Fargo which is the trustee and record keeper, as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were $87,677 and $86,329 for the year ended December 31, 2012 and December 31, 2011, respectively. There were no amounts due to or from related parties as of December 31, 2012 and December 31, 2011.

At December 31, 2012 and December 31, 2011, the Plan held 186,439 and 204,115 shares, respectively, of the Company’s common stock with a market value of $591,385 and $1,138,962, respectively. During the years ended December 31, 2012 and December 31, 2011, the Plan did not record dividend income from this stock.

E.  Internal Revenue Service Status

The IRS has determined and informed the Company by a letter dated April 2, 2010, that the Plan was designed in accordance with applicable Internal Revenue Code requirements. The Plan has been amended since the most recent IRS determination letter. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

F.  Investments

Investments greater than 5% of Plan Net Assets as of December 31, 2012 and 2011 are as follows:

	December 31,	December 31,
	2012	2011
Investments at market value:
American Funds Growth Fund of America	$7,352,263	$7,053,609
American Beacon Large Cap Value Fund	$5,368,484	$5,046,242
Wells Fargo Stable Return Fund*	$5,155,781	$5,835,563
American Funds EuroPacific Growth Fund	$4,630,999	$4,372,499
PIMCO Total Return Fund	$4,176,375	$3,411,359
Prudential Jennison Small Company Q	$3,939,499	$3,884,274
American Funds High Income Trust	$ **	$2,200,260

* Fund is at fair value.  The contract value was $ 5,010,448 and $5,649,378 at December 31, 2012 and December 31, 2011, respectively.

** Investment was less than 5% of Plan Net Assets.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value for the years ended December 31, 2012 and 2011 as follows:

	December 31,	December 31,
	2012	2011

Mutual Funds	$4,958,879	$(2,458,068)
Pooled, Common and Collective Trust Funds (2)	308,043	216,949
Stable Return Funds (1)	110,898	134,880
AIC Common Stock	(465,274)	668,350
Net appreciation (depreciation) in market value of investments	$4,912,546	$(1,437,889)

(1) Represents a party-in interest to the Plan

(2) Includes Wells Fargo Equity Index which is a party-in interest to the Plan

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

EIN 41-0905408, PLAN# 001

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Number of			Current
	Shares	Cost		Value
Mutual Funds:
American Beacon Large Cap Value Fund	248,082		(1)	5,368,484
American Funds Capital World Growth & Income	13,956		(1)	519,181
American Funds EuroPacific Growth Fund	112,457		(1)	4,630,999
American Funds Growth Fund of America	214,102		(1)	7,352,263
American Funds High Income Trust	200,926		(1)	2,282,519
Columbia Small Cap Value Fund I	46,567		(1)	2,039,655
Goldman Sachs Mid Cap Value Fund	24,835		(1)	975,749
PIMCO Total Return Fund	371,564		(1)	4,176,375
Prudential Jennison Mid Cap Growth Q	18,201		(1)	589,892
Prudential Jennison Small Company Q	170,099		(1)	3,939,499
T Rowe Price Ret 2010 Fund	57,447		(1)	946,153
T Rowe Price Ret 2020 Fund	81,312		(1)	1,453,864
T Rowe Price Ret 2030 Fund	93,220		(1)	1,763,726
T Rowe Price Ret 2040 Fund	70,970		(1)	1,354,822
T Rowe Price Ret 2050 Fund	40,533		(1)	432,079
T Rowe Price Ret Income Fund	42,591		(1)	594,149

Common Stock:
Analysts International Corporation Common Stock (2)	186,439		(1)	591,385

Common/Collective Trust Funds:
Wells Fargo Equity Index Trust (2)	137,112		(1)	2,155,311
Wells Fargo Stable Return Fund (2) (3)	100,193		(1)	5,155,781
Wells Fargo adjustment to contract value			(1)	(145,333)

Promissory notes from participants (2)		$158,161		158,161
At interest rate of 3.25% with maturity dates through April 2017

				$46,334,714

(1)  Cost is not required for participant directed investments

(2)  Known to be a party in interest

(3)  Fund is at fair value

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANALYSTS INTERNATIONAL CORPORATION SAVINGS AND INVESTMENT PLAN

Date: May 24, 2013	By:	/s/ Lynn L. Blake
Lynn L. Blake
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm